Mail Stop 3561

October 6, 2006

Fabrizzio Busso-Campana
Crystal International Travel Group, Inc.
641 Shunpike Road, Suite 333
Chatham, NJ 07928

Re: Crystal International Travel Group, Inc.
Amendment no. 2 to Registration Statement on Form SB-2
Filed September 25, 2006
File No. 333-136143

Dear Mr. Busso-Campana,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that page references are to the copy you provided to us.

Registration Statement
General

1.   We note your response to prior comment 1 of our letter dated August 18, 2006 and reissue in part. We note your revised disclosure on the bottom of page 1; however, revise to disclose an estimate of the additional capital you will need to raise in order to complete your prospective product offerings, expand business applications and to realize your business plan. Please provide an estimate of the time you believe it will take to realize your business plans. Please revise here and elsewhere as appropriate.

2.   We note your response to prior comment 2 and reissue. Given the nature and the size of your transaction, in particular that the selling shareholders are offering approximately six times the number of shares that are currently outstanding, please provide us with your analysis as to why this transaction should not be considered a

primary offering. Refer to Rule 415 Telephone Interpretation 29 available on our website.

Prospectus Summary, page 1

3. We refer to your disclosure on page 1 stating your business plan includes "a nationally recognized hospitality brand with a proven customer." Please revise to clarify that your business plan is to work towards becoming a nationally recognized brand. If your assertion is that you have a nationally recognized brand, please provide us with material to support that assertion. Please also explain to us how you can have a "proven customer."

General

4. We note your response to prior comment 7, however please revise to provide the basis for your statements that you offer "excellent customer care" or advise. We also note your disclosure on page 14 under "General Description of Our Business" as well as your claim of "superior customer services" on page 16.

5. We note your response to prior comment 10. Please revise your summary to disclose your monthly burn rate.

Risk Factors, page 2

Our failure to recapture and retain travelers in a cost-effective manner, page 5

6. We note your response to prior comments 11 and 27 and reissue. This risk factor relates to recapturing and retaining travelers, and your disclosure points out that because of problems in the past with the SunTrips brand, this may not be possible. Please revise your disclosure here and on page 15 to explain what those problems were, why those problems caused the loss of customers and what impact those problems have had on your business. Although we note additional disclosure on page 15, you do not describe how failing to implement a fuel charge caused a loss in customer base. Please revise accordingly.

Our proposed expansion will place a significant strain on our management, page 5

7. We note your response to prior comment 13; however, please revise to describe your plans to grow internationally.

Management's Discussion and Analysis of Financial Condition, page 12
Nine months ending April 30, 2006 Compared to April 30, 2005, page 12

8. We note your response to prior comments 20 and 22. Please revise your disclosure here and on page 13 to describe why revenues decreased by 20% from your license agreement with Spectrum.

9. We note your response to prior comment 21, that you do not expect to have any additional deferred revenue; however, please revise the sixth paragraph of this section to clarify what you mean by deferred revenue so that investors may evaluate this disclosure.

Liquidity and Capital Resources, page 13

10. We note your response to prior comments 23 and 24; however, we could not locate disclosure regarding the material terms of your bridge financing. Please revise or advise.

11. Please revise to disclose why you anticipate that you will generate sufficient revenues to support your operations in by February 2007.

Business, page 14
General Description of Our Business, page 15

12. We note in August 2006 that you purchased a travel agency. Please revise to disclose the material terms of the acquisition and if required, please file exhibits or advise. Refer to Item 601(b)(10). Please also tell us why the company did not file an 8-K to disclose the acquisition. Refer to Item 2.01 of Form 8-K.

13. Please refer to the first full paragraph on page 16, please delete the word "loyal" or disclose the basis for why you believe all of the customers in your database are loyal.

Leverage the Current SunTrips Brand, page 15

14. We note your response to prior comment 30; however, you do not describe why SunTrips discontinued operations, why it lost market share and the impact it has had on SunTrips' operations since your acquisition. For instance, since your acquisition, have SunTrips' customers continued to purchase vacations from you? Please quantify to the extent possible. We note press regarding the circumstances that led to the sale of SunTrips to you and we believe disclosure regarding sales generated related to the SunTrips brand would be material to an investment decision.

Expand Our Leisure, Meeting and Incentive (M&I) and Corporate Travel Business, page 16

15. We note your response to prior comment 31 and reissue in part. Please revise to describe what you mean by "custom tailored turn key solutions?"

Marketing and Promotions, page 17

16. We note your response to prior comment 33; however "industry first all inclusive loyalty effort" still appears in the disclosure. Revise to clarify.

Mobile Reach International, Inc and Subsidiaries, page F-1

17. We note your response to prior comment 44; however, on page F-1 you state that you are presenting 2003 and 2004 financial statements. Please revise.

Part II, Item 26.

18. We note your response to prior comment 45. Refer to the seventh paragraph. Please revise to state the aggregate offering price. For securities issued for consideration other than cash, please state the aggregate amount of consideration you received. Refer to Item 701(c) of Regulation S-B.

Exhibit 5.1

19. Please delete your second full paragraph, or file with each amendment a new updated opinion. For your planning purposes, please be aware that we will need to review the signed legal opinion prior to the registration statement being declared effective.

20. Refer to the phrase in the fifth full paragraph "subject to and in reliance on the accuracy and completeness of the information relevant thereto provided to us." Please omit this phrase. This is an impermissible limitation.

21. In the fifth paragraph, your opinion refers to the Shares that will be issued, and does not cover the shares that have already been issued listed in (d). Please revise to provide an opinion related to the Settlement Shares.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3316 with any other questions.

Regards,

Messeret Nega
Attorney-Advisor

cc: Jeffrey M. Quick, Esq.
        Quick Law Group PC
        via facsimile: (303) 845-7315